November 11, 2005

Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Re: File No. 0-29320

Dear Mr. Spirgel:

In response to your initial letter of May 26, 2005 regarding the review of Eiger Technology, Inc.’s Form 20-F/A filed May 3, 2005, and its subsequent filing on November 4, 2005, we would like to acknowledge the following:

  Eiger Technology, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  Eiger Technology, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

“Jason Moretto”

Jason Moretto
Chief Financial Officer

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